UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Progress Energy, Inc.
File No. 001-15929 - CF# 23240

Florida Power Corporation
d/b/a Progress Energy Florida, Inc.
File No. 001-3274 - CF# 23240

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Progress Energy, Inc. and Florida Power Corporation d/b/a Progress Energy Florida, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Form 8-K filed on March 2, 2009.

Based on representations by Progress Energy, Inc. and Florida Power Corporation d/b/a Progress Energy Florida, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through March 2, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel